UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2021

SMARTFINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Tennessee	001-37661	62-1173944
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5401 Kingston Pike, Suite 600 Knoxville, Tennessee	37919 (Zip Code)
(Address of principal executive offices)

(865) 437-5700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	SMBK	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On April 13, 2021, SmartFinancial, Inc. (“SmartFinancial” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sevier County Bancshares, Inc., a Tennessee corporation (“SCB”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, SCB will merge with and into SmartFinancial, with SmartFinancial continuing as the surviving entity (the “Merger”). Following the Merger, Sevier County Bank, a Tennessee state-chartered bank and wholly-owned subsidiary of SCB, will merge with and into SmartBank, SmartFinancial’s banking subsidiary, with SmartBank continuing as the surviving bank.

The Merger Agreement has been approved by the boards of directors of SmartFinancial and SCB. The transaction is expected to close in the third quarter of 2021, subject to customary conditions discussed below.

Merger Consideration. Subject to the terms, conditions and adjustments set forth in the Merger Agreement, at the effective time of the Merger, (i) each share of SCB common stock owned by a holder of 20,000 or more shares of SCB common stock will be converted into the right to receive 0.4116 of a share of SmartFinancial common stock (the “Per Share Stock Consideration”) and (ii) each share of SCB common stock owned by a holder of fewer than 20,000 shares of SCB common stock will, at the election of such holder, be entitled to receive either (A) the Per Share Stock Consideration, or (B) an amount of cash equal to the Per Share Stock Consideration multiplied by the average closing price of SmartFinancial common stock as reported on the NASDAQ for the 10 consecutive trading days ending on the trading day immediately prior to the date that is five business days prior to the closing date (the “Per Share Cash Consideration”). Further, if SCB’s consolidated shareholders’ equity (as calculated in accordance with the Merger Agreement) is less than $30,326,000, then the Per Share Stock Consideration and Per Share Cash Consideration shall automatically be adjusted downward by an amount that is reflective of the overall shortfall. Additionally, at the effective time of the Merger, each share of SCB common stock subject to vesting restrictions shall become fully vested and converted automatically into the right to receive the merger consideration. Based upon SmartFinancial’s closing share price of $21.25 on April 13, 2021 and assuming that SCB’s consolidated shareholders’ equity is at least $30,326,000, the implied merger consideration per share of SCB common stock is $8.75, with an aggregate transaction value of approximately $38.2 million.

Each outstanding share of SmartFinancial’s common stock shall remain outstanding and unaffected by the Merger.

Representations and Warranties. The Merger Agreement contains usual and customary representations and warranties that SmartFinancial and SCB made to each other as of specific dates.

Covenants; No Solicitation. SmartFinancial and SCB have agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the consummation of the Merger. Additionally, SCB has agreed (i) not to initiate, solicit, induce or knowingly encourage or take any action or facilitate any alternative acquisition transaction or, subject to certain exceptions, participate in discussions or negotiations regarding, or furnish any non-public information relating to, any alternative acquisition transaction and (ii) subject to certain exceptions, not to withdraw or modify in a manner adverse to SmartFinancial, the recommendation of the SCB board of directors that SCB’s shareholders approve the Merger Agreement and the Merger. In the event that SCB receives a proposal with respect to an alternative acquisition transaction that the SCB board of directors determines is superior to the Merger, SmartFinancial will have an opportunity to match the terms of such proposal, subject to certain requirements.

Conditions to Closing. Consummation of the Merger is subject to various customary conditions, including (i) approval of the Merger Agreement and the Merger by shareholders of SCB; (ii) the receipt of certain regulatory approvals and approvals of other third parties; (iii) no injunctions or other legal restraints preventing the consummation of the Merger; (iv) the U.S. Securities and Exchange Commission (“SEC”) having declared effective SmartFinancial’s registration statement covering the issuance of shares of SmartFinancial’s common stock in the Merger; (v) the receipt by each party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; (vi) the accuracy of representations and warranties of the parties and compliance by the parties with their respective covenants and obligations under the Merger Agreement (subject to customary materiality qualifiers); and (vii) the absence of a material adverse effect with respect to the either SmartFinancial or SCB.

Termination. The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties, (ii) by either party if any regulatory approval required for consummation of the transactions contemplated by the Merger Agreement has been denied by final non-appealable action by the relevant governmental authority or an application for such approval has been permanently withdrawn at the request of a governmental authority, (iii) by either party if the approval of the shareholders of SCB is not obtained, (iv) by either party in the event of a material breach by the other party of any representation, warranty or covenant contained in the Merger Agreement and such breach is not cured within thirty days, (v) by either party if the Merger is not consummated on or before December 31, 2021, subject to automatic extension to June 30, 2022 if the only outstanding closing condition is the receipt of regulatory approvals, (vi) by SmartFinancial if SCB’s board of directors breaches its obligation not to solicit any alternative acquisition transaction, changes its recommendation with respect to the Merger in accordance with the terms of the Merger Agreement, or breaches its obligation to call a special SCB shareholder meeting to vote on the Merger, or (vii) by SCB in order to enter into a definitive agreement to accept a superior proposal (subject to compliance with the terms of the Merger Agreement and payment of the termination fee).

Termination Fee. SCB will pay SmartFinancial a termination fee equal to $2.0 million in the event (i) the Merger Agreement is terminated by SmartFinancial because SCB’s board of directors breaches its obligation not to solicit any alternative acquisition transaction, changes its recommendation with respect to the Merger in accordance with the terms of the Merger Agreement, or breaches its obligation to call a special SCB shareholder meeting to vote on the Merger, (ii) SCB terminates this agreement in order to accept a superior proposal, or (iii) the Merger Agreement is terminated (A) by either SmartFinancial or SCB because the required SCB shareholder approval is not obtained or (B) the Merger Agreement is terminated by SmartFinancial because of SCB’s material breach of representations, warranties or covenants, SCB receives an acquisition proposal after the date of the Merger Agreement but before it is terminated, and SCB enters into an agreement for or completes an acquisition transaction within 12 months of the termination of the Merger Agreement.

Addition to SmartBank and SmartFinancial Board of Directors. At the effective time of the Merger, SmartFinancial will appoint John M. Presley, the Executive Chairman of SCB, to the Boards of Directors of SmartFinancial and SmartBank.

The foregoing summary of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement and certain exhibits attached thereto, a copy of which is attached hereto as Exhibit 2.1 and incorporated by reference herein.  The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding SmartFinancial, its affiliates and their respective businesses, and the information regarding the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 of SmartFinancial that will include a proxy statement of SCB and a prospectus of SmartFinancial and that will be filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of SmartFinancial, SCB or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by SmartFinancial.

Voting Agreements

In connection with entering into the Merger Agreement, certain directors and shareholders of SCB have entered into voting agreements (the “Voting Agreements”), pursuant to which each such director agreed to vote his, her or its shares of SCB common stock in favor of approval of the Merger Agreement and transactions contemplated therein and against certain other actions, proposals, transactions or agreements that would be detrimental to the consummation of the Merger. The Voting Agreements generally prohibit the sale or transfer of the shares held by each such shareholder until the earlier of (i) termination of the Merger Agreement or (ii) receipt of the approval of the shareholders of SCB. The Voting Agreements terminate upon the earlier of (i) the consummation of the Merger, (ii) the amendment of the Merger Agreement in any manner that materially and adversely affects any rights of the shareholder, (iii) the termination of the Merger Agreement or (iv) two years from the date of the Voting Agreements.

The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the complete text of such documents, forms of which are included as Exhibit A to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Director Non-Compete Agreements

In connection with entering into the Merger Agreement, certain directors and shareholders of SCB have entered into a Non-Competition and Non-Disclosure Agreement with SmartFinancial, which contains provisions related to the non-disclosure of confidential information and trade secrets, non-solicitation of customers with whom such directors had material contact, non-competition within a restricted territory and non-recruitment of employees.

The foregoing summary of the Non-Competition and Non-Disclosure Agreement is qualified in its entirety by reference to the complete text of such document, a form of which is included as Exhibit C to the Merger Agreement, filed as Exhibit 2.1 attached hereto and which is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On April 14, 2021, SmartFinancial issued two press releases announcing the execution of the Merger Agreement.  A copy of each press release is furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this current report on Form 8-K and incorporated herein by reference.  Additionally, SmartFinancial provided supplemental information regarding the Merger in connection with a presentation made available to analysts and investors.  A copy of the presentation is furnished as Exhibit 99.3 to this report and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d) EXHIBITS

2.1	Agreement and Plan of Merger, dated April 13, 2021, by and between SmartFinancial, Inc. and Sevier County Bancshares, Inc.

99.1	Press Release dated April 14, 2021

99.2	Press Release (Richmond Market) dated April 14, 2021

99.3	Investor Presentation dated April 14, 2021

Forward-Looking Statements

Statements in this current report and the documents incorporated herein by reference may not be based on historical facts and may be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms. These forward-looking statements include, without limitation, (i) statements relating to the expected impact of the Proposed Transaction between SmartFinancial, Inc. (“Company”) and Sevier County Bancshares, Inc. (“SCB”) (the “Proposed Transaction”) on the combined entities’ operations, financial condition, and financial results, (ii) expectations regarding the ability of SmartFinancial and SCB to successfully integrate the combined businesses, and (iii) the amount of cost savings and other benefits that are expected to be realized as a result of the Proposed Transaction. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this current report or the documents incorporated herein by reference because actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions required to complete the Proposed Transaction, including necessary approvals by SCB’s shareholders on the expected terms and schedule, delay in closing the Proposed Transaction, difficulties and delays in integrating the SCB businesses or fully realizing cost savings from and other anticipated benefits of the Proposed Transaction, business disruption during and following the Proposed Transaction, changes in interest rates and capital markets, inflation, customer acceptance of the combined business’s products and services, uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on SCB and SmartFinancial and the proposed transaction and changes in general economic conditions and other risk factors. Other relevant risk factors may be detailed from time to time in SmartFinancial’s press releases and filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this current report or the documents incorporated herein by reference are expressly qualified in their entirety by the cautionary statements contained or referred to herein or therein. Any forward-looking statement speaks only as of the date hereof, and neither SmartFinancial nor SCB undertake any obligation, and each specifically declines any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Additional Information and Where to Find It

This current report and the documents incorporated herein by reference do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer or solicitation would be unlawful.

In connection with the Proposed Transaction, SmartFinancial will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of SCB and a prospectus of SmartFinancial (the “Proxy Statement-Prospectus”), and SmartFinancial may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive Proxy Statement-Prospectus will be mailed to the shareholders of SCB. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN they BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Free copies of the Proxy Statement-Prospectus, as well as other filings containing information about SmartFinancial, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by SmartFinancial. You will also be able to obtain these documents, when they are filed, free of charge, from SmartFinancial at www.smartfinancialinc.com. Copies of the Proxy Statement-Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to SmartFinancial, Inc., 5401 Kingston Pike, Suite 600, Knoxville, TN 37919, Attention: Ron Gorczynski, Chief Financial Officer, Telephone: (865) 437-5724 or to Sevier County Bank, 111 East Main Street, Sevierville, Tennessee 37862 Attention: John Presley, Executive Chairman, Telephone: (865) 453-6101.

Participants in the Solicitation

The Company, SCB and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of SCB in connection with the Proposed Transaction. Information about SmartFinancial’s directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 17, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement-Prospectus pertaining to the Proposed Transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SMARTFINANCIAL, INC.

By:	/s/ William Y. Carroll, Jr
Name:	William Y. Carroll, Jr
Title:	President and Chief Executive Officer

Date: April 14, 2021